SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For August 2005
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F     Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes             No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
Attached to the Registrant Form 6-K filing for the month of August 2005, incorporated by reference herein:
Exhibit
99.1 Release dated August 25, 2005, entitled “REPORT TO SHAREHOLDERS FOR THE SIX
MONTHS ENDED 30 JUNE 2005”
99.2 Release dated August 25, 2005, entitled “NEW FINANCE DIRECTOR FOR DRDGOLD”
99.3 Release dated August 25, 2005, entitled “STEADY POST-RESTRUCTURING RECOVERY
AT SA OPERATIONS”

3
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: August 25, 2005
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

4
Exhibit 99.1

Report to shareholders for the six months ended
30 June 2005
D R D G O L D L I M I T E D
2 0 0 5 F I N A N C I A L Y E A R
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY • ASX trading symbol: DRD (“DRDGOLD” or “the Company”)
KEY RESULTS SUMMARY
6 months to
6 months to
6 months to 12 months to
12 months to
Group
30 Jun 2005
31 Dec 2004 30 Jun 2004
30 Jun 2005
30 Jun 2004
Attributable gold production *
Australasian operations oz
151 996
165 138 144 004
317 134
233 190
kg
4 726
5 138 4 479
9 864
7 253
South African operations oz
125 485
126 417 156 202
251 902
329 972
kg
3 903
3 932 4 858
7 835
10 263
Discontinued operations oz
47 584
152 266 169 017
199 850
341 861
kg
1 480
4 736 5 257
6 216
10 633
Group oz
325 065
443 821 469 223
768 886
905 023
kg
10 109
13 806 14 594
23 915
28 149
Cash operating costs
Australasian operations US$ per oz
254
206                  204                  231
219
ZAR per kg
50 889
41 103 45 085
46 289
48 641
South African operations US$ per oz
407
498                   431
453
385
ZAR per kg
81 575
99 590 93 035
90 598
85 453
Discontinued operations US$ per oz
665
459                  388                  508
400
ZAR per kg
133 275
91 814 82 894
101 701
88 710
Group US$ per oz
377
372                  336                  375
344
ZAR per kg
75 627
74 339 72 565
75 095
76 209
Gold price received (Group) US$ per oz
428
420                   401                 423
391
ZAR per kg
85 771
83 941 87 240
84 690
86 788
Capital expenditure (Net Group) US$ million
10.2
12.5                 10.4                22.7
23.2
ZAR million
63.3
77.9                 70.0
141.2
160.4
* Attributable – Including Emperor Mines Limited (“Emperor”) (45.33%) and Crown Gold Recoveries (Pty) Limited (“CGR”) (40%)
Group Results
(Unaudited)
• Cash operating profit up by 7% to R157.1 million
• R180 million capital raising
• Emperor investment written down to A$0.28 cents per share
• A$10 million convertible loan and operational support for Emperor
• Buffelsfontein liquidated following the loss of No. 5 shaft
• Improved balance sheet – current ratio at 1.45
KEY FEATURES

NOTE REGARDING FINANCIAL INFORMATION
The condensed consolidated financial statements, Key Results
Summary and Overview are based on our financial statements for the six months ended 30 June 2005 and for the twelve months ended
30 June 2005  prepared in accordance with South African Statements of Generally Accepted Accounting Practice.The company will be releasing US GAAP financial statements for the twelve months ended
30 June 2005 on or before 31 December 2005, which it will file with the US Securities and Exchange Commission (“SEC”) on Form 20F.
FORWARD-LOOKING STATEMENTS
Some of the information in this report may contain projections or other forward looking statements regarding future events or other financial performance, including forward-looking statements and information relating to DRDGOLD that are based on the beliefs of management, as well as assumptions made by and information
currently available to management. When used in this report, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”
and similar expressions are intended to identify forward-looking statements. Such statements reflect management’s current views with respect to future events and are subject to risks, uncertainties and assumptions.
Many factors could cause the actual results, performance or
achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the
Rand against the Dollar, regulatory developments adverse to
DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the fiscal year ended 30 June 2004, which we filed with the SEC on 29 November
2004 on Form 20-F, as amended by the Form 20-F/A filed on 29 April
2005, and those detailed from time to time with the SEC.You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.
OVERVIEW
Dear shareholder
Safety
With deep regret we report that eight of our employees died in work-
related incidents during the second half of the 2005 financial year –
four related to the discontinued operations at our North West
Operations (“NWO”), compared with two during the first half. Our
Fatal Injury Frequency Rate (“FIFR”) from continuing operations deteriorated from 0.16 in the first half to 0.70 in the second, our Lost
Time Injury Frequency Rate (“LTIFR”) from 5.43 to 10.88 and our
Reportable Injury Frequency Rate (“RIFR”) from 2.30 to 3.95.
Total operations had one less fatality in 2005 compared with 2004, but given a decline in our total number of employees, the FIFR year on year was unchanged at 0.25. While the RIFR for the year declined slightly from 3.49 to 3.44, the LTIFR increased from 8.99 to 9.55.
The earthquake at NWO in South Africa in March 2005 undoubtedly skewed our performance overall but these are disappointing results, nonetheless. In our South African operations particularly, management, employees and their representatives are looking afresh at issues such as underground support standards and are re-gauging the effectiveness of current training and orientation programs designed to create greater awareness and achieve behavioural change.
Individually, some operations have achieved distinction during the year, most notably our Blyvooruitzicht Gold Mining Company Limited
(“Blyvoor”) mine which won the West Rand Mine Managers’
Association Safety Competition for the seventh consecutive year.
PRODUCTION
The Group’s attributable production for the second half was 27% lower than for the first at 325 065 ounces (10 109 kilograms). While this was due mainly to the discontinuation of mining at the Buffelsfontein Gold
Mines Limited (“Buffelsfontein”) following the earthquake, a decline in production from the Australasian operations for the period was also a contributing factor.
AUSTRALASIAN OPERATIONS
Year on year, attributable production from the Australasian operations was 36% higher at 317 134 ounces.This represents 56% of
DRDGOLD’s total production for the year if production from
discontinued operations is excluded. In essence, the weighting of the
Australasian operations in DRDGOLD’s production profile has
continued to grow.
Lower gold production has reflected in higher unit costs. For the region, cash operating unit costs in the second half were 23% higher than in the first at US$254 per ounce. At Tolukuma they were 18%
higher at US$367 per ounce; at Porgera, 25% higher at US$208 per ounce; and at Emperor, 35% higher at US$507 per ounce. Rising fuel costs which have impacted on power generation, logistics and other consumables have been a compounding common factor for all three operations.
SOUTH AFRICAN OPERATIONS
Attributable production from continuing operations was less than 1%
lower in the second half at 125 485 ounces, reflecting a pleasing degree of stabilisation resulting from the restructuring process that continued for the whole of the 2005 financial year. Production from the these operations, year on year, was 24% lower at 251 902 ounces due to the restructuring.
STOCK
Issued capital
296 206 048 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 326 348 457
Stock traded
JSE
ASX
NASDAQ
FRANKFURT
Average volume for the 6 months per day (‘000)
191
20
3 082
103
% of issued stock traded (annualized)
17
2
272
9
Price
• High
9.1
A$2.10
US$1.57
Euro 1.18
• Low
4.15
A$0.76
US$0.30
Euro 0.50
• Close
5.69
A$1.12
US$0.88
Euro 0.77

CORPORATE DEVELOPMENTS
We have reported extensively in recent weeks on our two most significant corporate developments during the half year:
– the signing of a Memorandum of Understanding (“MOU”) regarding the next steps in our Black Economic Empowerment (“BEE”)
relationship with Khumo Bathong Holdings (Pty) Limited (“KBH”); and
– our financial and management assistance package to Emperor.
THE WAY FORWARD
The 2005 financial year has been one of the toughest in DRDGOLD’s recent history. It was disappointing – and for a while discouraging – to witness the deleterious impact of two major extraneous factors on our plans for the Company’s growth and development ambitions. Here, we refer to the Rand strength/Rand gold price weakness combination and to the devastating earthquake which precipitated our struggling NWO into provisional liquidation.
This was our 110th year in business however, and we would simply not have survived this long had it been in our nature as a corporate entity to simply ‘give up’. We have long characterized ourselves as the
‘turnaround’ experts, fixing or as a last resort, closing, mature gold mining operations that the more faint-hearted had long since abandoned. More recently we’ve argued that we do what we say, even when it is unpleasant and what some people want neither to witness nor hear.
The restructuring of our South African operations was unpleasant and tested to the extreme our relationships with many of our key stakeholders. But we are now a whole lot more confident, not only about these operations surviving the macro economic environment of which they are part, but indeed, about their holding their own well into the future.
We rank among few in the South African gold mining industry to have announced ore replacement strategies recently – specifically, the No 2
Sub-Shaft Project and extensions to the surface retreatment project at
Blyvoor, and underground exploration at East Rand Proprietary Mines
Limited (“ERPM”) of the contiguous Sallies property. We’re optimistic, too, of further brownfields opportunities provided we continue to manage current mine planning and costs as tightly as we have in the
2005 financial year. What better time then to extend our relationship with our BEE partner, and get back on track as a serious player in the
South African gold mining industry for the duration.
We could have hoped, given the difficulties faced by our South
African business during the year, that our Australasian interests had not come somewhat ‘off the boil’ in the second half but such is life.
As the South African operations have been restored to rights, we have been able to redirect financial and human resources to
Australasia, building our support systems there just when they are needed. Already – at Emperor’s Vatukoula mine in Fiji, particularly –
the difference is being felt.
In summary then, we have entered the 2006 financial year in much better shape – materially and psychologically – than we entered the
2005 financial year. From past events we have learned never to be sanguine, but the 2006 financial year is at least starting on a better base.
DR PASEKA NCHOLO MARK WELLESLEY-WOOD
Non-Executive Chairman
Chief Executive Officer
25 August 2005
3
What happened to cash operating unit costs during the second half vindicates our restructuring activity; for the South African operations as a whole, they dropped 18% from the first half to US$407 per
ounce.There is little doubt that, had we not acted how we did when we did, the South African operations would not have survived.
DISCONTINUED OPERATIONS
As has been previously reported, Buffelsfontein, a wholly owned subsidiary of DRDGOLD went into provisional liquidation on 22 March
2005.The loss from the discontinued operations amounted to R291.1 million for the financial year ending 30 June 2005.
The Company has agreed to abide by the directives issued by the
South African Department of Water Affairs and Forestry, in terms of which the Company, Stilfontein, Harmony and AngloGold Ashanti are
to equally share the costs of the dewatering, as well as the costs of the continued operation and maintenance of all infrastructure associated with any aspect of management of the water impacting upon the relevant mines/shafts of Buffelsfontein until 31 October
2005.The commitment on behalf of the Company amounts to
approximately R1.8 million per month.
FINANCIALS
The Group’s cash operating profit from continuing operations for the second half was 7% higher than in the first at R157.1 million and 3%
higher year on year at R304.5 million.These results reflect steady recovery of our South African operations as a whole that has followed, particularly during the second half, from the radical restructuring we have conducted and a comparatively sound
performance overall from our Australasian operations as a whole –
and from Porgera in particular.
While the average US$ gold price received year on year was 8%
higher at US$423 per ounce, the ravages of Rand strength are revealed in the average Rand gold price received – more than 2%
down at R84 690 per kilogram. In the second half, the average US$
price received was almost 2% higher than in the first half at US$428 per ounce; and fortuitously, a moderate weakening in the Rand resulted in an increase of more than 2% in the average Rand gold price received to R85 771 per kilogram.This was still lower, though, than the average for the 2004 financial year of R86 788.
Group cash operating costs year on year were 9% higher at US$375 per ounce, the benefits of the South African restructuring becoming apparent from the containment of the cash operating cost increase in the second half to little more than 1% compared with the first half.
Were it not for a 23% increase in cash operating costs for the
Australasian operations as a whole, half-year on half-year, and the residual impact of the NWOs’ high costs, we would have done even better.
Net operating profit from continuing operations was 34% higher at
R41.2 million for the six months ending 30 June 2005 compared to the previous six months ending 31 December 2004. The loss before taxation of R140 million included a loss of R127.4 million from associates. The loss from associates represents an impairment of
DRDGOLD’s 45.33% investment in Emperor down to A$0.28c per
share.
Shareholders’ equity increased from R428.1 million to R627.1 million and the current ratio increased from 0.84 to 1.45. During the six months ending 30 June 2005 the Eskom ‘gold for electricity’ contract was closed out. Cash and cash equivalents increased to R241.2 million from R143.1 million as at 31 December 2004.Your attention is drawn to the withdrawal by KPMG Inc. of the emphasis of matter as per our interim financial report which we filed with the United States
Securities and Exchange Commission on 2 June 2005.

The condensed consolidated financial statements below are prepared in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP) and have not been audited or reviewed by our auditors.The accounting policies are, in all material respects, consistent with those used to prepare the annual financial statements for the year ended 30 June 2004.
CONSOLIDATED
6 months to
6 months to
6 months to 12 months to
12 months to
30 Jun 2005
31 Dec 2004 30 Jun 2004
30 Jun 2005
30 Jun 2004
(Unaudited)
(Reviewed)*
(Reviewed)*
(Unaudited)
(Reviewed)*
Income Statements
R m
R m R m
R m
R m
Continuing operations
Gold and silver revenue
570.0
581.9                691.7
1 151.9
1 268.8
Cash operating costs
(412.9)
(434.5) (514.6)
(847.4)
(972.4)
Cash operating profit
157.1
147.4                177.1
304.5
296.4
Corporate administration and other expenses
(39.0)
(71.6) (59.9)
(110.6)
(158.8)
Business development
(8.5)
(9.5) (3.5)
(18.0)
(6.1)
Exploration costs
(6.6)
(4.9) –
(11.5)
–
Care and maintenance costs
(4.5)
(6.1) (3.6)
(10.6)
(8.3)
Cash profit from operations
98.5
55.3                110.1             153.8
123.2
Retrenchment costs
(5.6)
(20.5) (5.9)
(26.1)
(6.2)
Investment income
(33.4)
14.5                 16.3
(18.9)
124.7
Interest paid
(18.3)
(18.5) (15.4)
(36.8)
(40.7)
Net operating profit
41.2
30.8               105.1
72.0
201.0
Rehabilitation and post closure provisions
(19.8)
2.7                  (6.0)
(17.1)
(8.6)
Depreciation
(44.5)
(66.4) (126.2)
(110.9)
(189.0)
Profit/(loss) on financial instruments
5.0
1.7                 13.2                   6.7
(21.4)
Movement in gold in process
5.5
5.2                 22.8                 10.7
6.4
Loss from associates**
(127.4)
(20.7) (88.9)
(148.1)
(88.9)
Loss before taxation
(140.0)
(46.7) (80.0)
(186.7)
(100.5)
Taxation
(33.4)
(36.6) (46.4)
(70.0)
(51.0)
Deferred taxation
52.4
(10.1) (82.6)
42.3
(47.7)
Loss after taxation
(121.0)
(93.4) (209.0)
(214.4)
(199.2)
Profit on sale of assets/investment
–
3.0 –
3.0
–
Impairments
–
– (22.4)
–
(22.4)
Discontinued operations
Loss for the period from discontinued operations
(11.4)
(279.7) (447.7)
(291.1)
(494.8)
Minority interest
–
– –
–
–
Net loss
(132.4)
(370.1) (679.1)
(502.5)
(716.4)
Headline loss per share – cents
– From continuing operations
(18.5)
(37.8) (99.5)
(55.6)
(99.1)
– Total operations
(47.3)
(64.4) (252.7)
(111.1)
(328.3)
Basic loss per share – cents
– From continuing operations
(45.0)
(36.6) (102.6)
(82.0)
(102.4)
– Total operations
(49.3)
(149.9) (301.2)
(195.0)
(330.9)
Calculated on the weighted average ordinary shares issued of:
268 646 022
246 924 284 225 438 347
257 695 796
216 509 843
Diluted headline loss per share – cents
(47.3)
(64.4) (252.7)
(111.1)
(328.3)
Diluted basic loss per share – cents
(49.3)
(149.9) (301.2)
(195.0)
(330.9)
* Financial results have been restated to disclose discontinued operations
** Loss from associates include DRDGOLD’s write down of its investment in Emperor to A$0.28 cents per share
CONDENSED CONSOLIDATED
As at
As at As at
30 Jun 2005
31 Dec 2004 30 Jun 2004
(Unaudited)
(Reviewed)
(Reviewed)
Balance Sheets
R m
R m R m
Employment of capital
Net mining assets
799.1
707.4                                956.1
Investments
108.4
213.8                                  92.4
Environmental trust funds
42.9
144.4                                143.3
Other non-current assets
214.6
186.2                                200.8
Current assets
399.9
331.4 359.0
Inventories
103.3
93.6 103.5
Trade and other receivables
55.4
94.7 114.6
Cash and cash equivalents
241.2
143.1 140.9
1 564.9
1 583.2 1 751.6
Capital employed
Shareholders’ equity
627.1
428.1 564.1
Minority shareholders’ interest
5.8
5.8 5.8
Long-term borrowings
359.3
300.6 309.0
Derivative instruments
3.7
9.7 31.8
Rehabilitation and post closure provisions
151.0
242.6 245.4
Deferred mining and income taxes
95.7
127.9 132.4
Provisions
45.7
72.3 82.9
Current liabilities
276.6
396.2 380.2
Trade and other payables
211.9
328.7 321.7
Derivative instruments – net
–
15.3 –
Current portion of long-term borrowings
64.7
52.2 58.5
1 564.9
1 583.2 1 751.6

CONDENSED CONSOLIDATED
6 months to
6 months to
6 months to 12 months to
12 months to
30 Jun 2005
31 Dec 2004 30 Jun 2004
30 Jun 2005
30 Jun 2004
(Unaudited)
(Reviewed)
(Reviewed)
(Unaudited)
(Reviewed)
Changes in Shareholders’ Interest
R m
R m
R m
R m
R m
Shareholders’ interest at the beginning of the period
428.1
564.1
1 092.6               564.1
456.1
Share capital issued
225.6
270.3              239.2               495.9
883.6
– for acquisition finance and cash
240.7
281.9              237.4               522.6
882.4
– for share options exercised
–
0.5                  5.8                   0.5
2.2
– for costs
(15.1)
(12.1) (4.0)
(27.2)
–
– for equity portion of convertible note
–
– –
–
(1.0)
Movement in retained income
(132.4)
(370.1) (679.1)
(502.5)
(716.4)
Currency adjustments and other movements
105.8
(36.2) (88.6)
69.6
(59.2)
Shareholders’ interest at the end of the period
627.1
428.1               564.1              627.1
564.1
Reconciliation of headline loss
Net loss
(132.4)
(370.1) (679.1)
(502.5)
(716.4)
Adjusted for:
– impairment of associate and mining assets
70.5
214.0               109.5              284.5
5.2
– gain on liquidation of subsidiary
(65.2)
–                      –
(65.2)
–
– (profit)/loss on sale of investments
–
(3.0) –
(3.0)
0.4
Headline loss
(127.1)
(159.1) (569.6)
(286.2)
(710.8)
CONDENSED CONSOLIDATED
6 months to
6 months to
6 months to 12 months to
12 months to
30 Jun 2005
31 Dec 2004 30 Jun 2004
30 Jun 2005
30 Jun 2004
(Unaudited)
(Reviewed) (Reviewed)
(Unaudited)
(Reviewed)
Cash Flow Statements
R m
R m R m
R m
R m
Net cash (out)/in flow from operations
(55.2)
(72.6) 44.1
(127.8)
(59.0)
Working capital changes
(10.0)
8.6                 (14.2)
(1.4)
117.9
Net cash outflow from investing activities
(63.6)
(220.9) (105.6)
(284.5)
(660.8)
Net cash in flow from financing activities
223.7
303.0                 46.3
526.7
477.7
Increase/(decrease) in cash and cash equivalents
94.9
18.1                (29.4)
113.0
(124.2)
Translation adjustment
3.2
(15.9) 24.9
(12.7)
(66.7)
Opening cash and cash equivalents
143.1
140.9               145.4              140.9
331.8
Closing cash and cash equivalents
241.2
143.1               140.9              241.2
140.9
Reconciliation of net cash (out)/in flow from operations
Net operating profit from continued operations
41.2
30.8               105.1                72.0
201.0
Net operating (loss)/profit from discontinued operations
(76.9)
(51.4) 2.7
(128.3)
(90.5)
Net operating (loss)/profit
(35.7)
(20.6) 107.8
(56.3)
110.5
Adjusted for:
Interest provision on convertible bond
13.7
13.6                 14.5                 27.3
29.7
Amortization of costs of convertible notes
3.7
3.8                   3.7                   7.5
7.9
Financial instruments
(4.7)
(5.2) (4.5)
(9.9)
(171.9)
Unrealized foreign exchange gain
3.5
(12.6) (32.0)
(9.1)
28.0
Growth in Environmental Trust Funds
(3.9)
(1.0) (3.7)
(4.9)
(7.6)
Profit on sale of assets and other non-cash items
–
3.0                   4.6                   3.0
–
Interest paid
(12.3)
(12.3) (19.7)
(24.6)
(27.5)
Taxation paid
(19.5)
(41.3) (26.6)
(60.8)
(28.1)
Net cash (out)/in flow from operations
(55.2)
(72.6) 44.1
(127.8)
(59.0)
KEY OPERATING AND FINANCIAL RESULTS (Unreviewed)
Australasian operations
6 months to
6 months to
6 months to   12 months to
12 months to
Porgera (20% Share of Joint Venture)
30 Jun 2005
31 Dec 2004 30 Jun 2004
30 Jun 2005
30 Jun 2004
Ore milled t’000
594
606                   646
1 200
941
Yield g/t
4.86
5.27                  4.88               5.07
4.87
Gold produced oz
92 815
102 579 101 339
195 394
147 475
kg
2 888
3 191 3 152
6 079
4 587
Cash operating costs US$ per oz
208
166                   184                 186
196
ZAR per kg
41 683
33 110 41 319
37 291
43 480
ZAR per tonne
203
174                   202                 189
212
Cash operating profit US$ million
20.3
26.3                  22.9                46.6
31.7
ZAR million
126.6
163.2                159.6             289.8
218.5
Capital expenditure US$ million
9.2
6.9                     2.3
16.1
4.1
ZAR million
57.3
42.9                  16.0
100.2
28.3
5

6
6 months to
6 months to
6 months to 12 months to
12 months to
Tolukuma
30 Jun 2005
31 Dec 2004 30 Jun 2004
30 Jun 2005
30 Jun 2004
Ore milled t’000
104
107                  102                   211
196
Yield g/t
11.24
11.24                13.01               11.24
13.60
Gold produced oz
37 647
38 667 42 665
76 314
85 715
kg
1 169
1 203 1 327
2 372
2 666
Cash operating costs US$ per oz
367
312                  253                   346
259
ZAR per kg
73 632
62 306 54 028
69 348
57 522
ZAR per tonne
828
701                  703                   780
782
Cash operating profit US$ million
3.1
4.1                   6.1                    7.2
10.9
ZAR million
19.2
25.4                 41.4                  44.6
75.2
Capital expenditure US$ million
1.1
2.3                    4.0                   3.4
6.0
ZAR million
6.9
14.4                  27.1                 21.3
41.3
6 months to
6 months to
6 months to 12 months to
12 months to
Emperor (45.33% attributable)
30 Jun 2005
31 Dec 2004 30 Jun 2004
30 Jun 2005
30 Jun 2004
Ore milled t’000
108
105                      –
213
–
Yield g/t
6.19
7.09                      –
6.63
–
Gold produced oz
21 534
23 892 –
45 426
–
kg
669
744                      –
1 413
–
Cash operating costs US$ per oz
507
376                      –
431
–
ZAR per kg
100 986
75 208 –
85 957
–
ZAR per tonne
624
543                      –
580
–
South African operations
6 months to
6 months to
6 months to 12 months to
12 months to
Blyvoor
30 Jun 2005
31 Dec 2004 30 Jun 2004
30 Jun 2005
30 Jun 2004
Ore milled
Underground t’000
278
309                   416                 587
831
Surface t’000
1 587
1 345 1 469
2 932
2 287
Total t’000
1 865
1 654 1 885
3 519
3 118
Yield
Underground g/t
7.59
7.06                 6.84
7.31
7.42
Surface g/t
0.26
0.24                 0.35
0.25
0.47
Total g/t
1.36
1.52                 1.78
1.43
2.33
Gold produced
Underground oz
67 870
70 088 91 501
137 958
198 211
kg
2 111
2 180 2 846
4 291
6 165
Surface oz
13 439
10 481 16 525
23 920
34 883
kg
418
326                  514                  744
1 085
Total oz
81 309
80 569 108 026
161 878
233 094
kg
2 529
2 506 3 360
5 035
7 250
Cash operating costs
Underground US$ per oz
442
525                  440                  484
387
ZAR per kg
88 492
104 884 94 996
96 887
85 748
ZAR per tonne
672
740                   650                 708
636
Surface US$ per oz
233
321                   380                 272
378
ZAR per kg
46 641
64 190 82 175
54 331
83 776
ZAR per tonne
12
16                     29                  14
40
Total US$ per oz
407
498                   431                453
385
ZAR per kg
81 575
99 590 93 035
90 598
85 453
ZAR per tonne
111
151                   166                 130
199
Cash operating profit/(loss) US$ million
1.8
(6.6) (3.6)
(4.8)
0.3
ZAR million
11.3
(41.2) (24.0)
(29.9)
2.7
Capital expenditure US$ million
–
(0.1) 2.0
(0.1)
8.8
ZAR million
(0.3)
(0.4) 13.0
(0.7)
60.4
6 months to
6 months to
6 months to  12 months to
12 months to
Crown (40% attributable)
30 Jun 2005
31 Dec 2004 30 Jun 2004
30 Jun 2005
30 Jun 2004
Ore milled t’000
1 745
1 807 1 975
3 552
4 011
Yield g/t
0.38
0.41                  0.40               0.40
0.40
Gold produced oz
21 529
23 895 25 232
45 424
51 982
kg
670
743                  785
1 413
1 617
Cash operating costs US$ per oz
412
379                  351                 395
343
ZAR per kg
82 297
75 805 75 518
78 890
75 967
ZAR per tonne
32
31                    30                   31
31

6 months to
6 months to
6 months to 12 months to
12 months to
ERPM (40% attributable)
30 Jun 2005
31 Dec 2004 30 Jun 2004
30 Jun 2005
30 Jun 2004
Ore milled
Underground t’000
63
82                  114                  145
230
Surface t’000
390
362                    86
752
87
Total t’000
453
444                  200                  897
317
Yield
Underground g/t
8.51
6.92                 6.07
7.58
5.97
Surface g/t
0.43
0.33                 0.24
0.38
0.25
Total g/t
1.55
1.54                 3.57
1.55
4.40
Gold produced
Underground oz
17 233
18 159 22 248
35 392
44 189
kg
536
565                   692
1 101
1 374
Surface oz
5 414
3 794 696
9 208
707
kg
168
118                     21
286
22
Total oz
22 647
21 953 22 944
44 600
44 896
kg
704
683                    713
1 387
1 396
Cash operating costs US$ per oz
411
412                    366                411
367
ZAR per kg
82 196
82 382 78 789
82 287
81 543
ZAR per tonne
127
127                    281                127
359
Discontinued operations
North West (Hartebeestfontein and
6 months to
6 months to
6 months to 12 months to
12 months to
Buffelsfontein mines)
30 Jun 2005
31 Dec 2004 30 Jun 2004
30 Jun 2005
30 Jun 2004
Ore milled
Underground t’000
246
740                   799
986
1 665
Surface t’000
320
564                     94
884
1 493
Total t’000
566
1 304 893
1 870
3 158
Yield
Underground g/t
4.68
5.70                  6.02
5.44
5.58
Surface g/t
1.03
0.92                  4.77
0.96
0.90
Total g/t
2.61
3.63                  5.89
3.32
3.37
Gold produced
Underground oz
37 006
135 516 154 613
172 522
298 681
kg
1 151
4 215 4 809
5 366
9 290
Surface oz
10 578
16 750 14 404
27 328
43 180
kg
329
521                    448
850
1 343
Total oz
47 584
152 266 169 017
199 850
341 861
kg
1 480
4 736 5 257
6 216
10 633
Cash operating costs
Total US$ per oz
665
459                    388
508
400
ZAR per kg
133 275
91 814 82 894
101 701
88 710
ZAR per tonne
348
333                    488
338
299
Cash operating (loss)/profit US$ million
(12.1)
(6.5) 1.7
(18.6)
(4.4)
ZAR million
(75.3)
(40.2) 15.1
(115.5)
(30.6)
Capital expenditure (net) US$ million
(0.1)
3.4                    2.1
3.3
4.3
ZAR million
(0.7)
21.0                  13.8
20.3
29.8
7
Share Option Scheme
The following summary provides information in respect of the DRDGOLD
(1996) Share Option Scheme as at 30 June 2005:
Number of % of issued
options capital
In issue 12 542 409 4.23
Options currently vested 6 507 374 2.2

DIRECTORS
Executives: Independent non-executives: Group Company Secretary:
MM Wellesley-Wood (Chief Executive Officer) * RP Hume T Gwebu
IL Murray (Chief Financial Officer) GC Campbell *
(* British) (** Australian) (*** American)
DJM Blackmur **
Non-executives:
MP Ncholo (Non-Executive Chairman)
J Turk
***
For further information, contact Ilja Graulich at:
Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • e-mail: ilja.graulich@za.drdgold.com • website: http://www.drdgold.com
EBSCO House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa
DRD GOLD LIMITED

Exhibit 99.2
DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARB number: 086 277 616
(“DRDGOLD” OR “THE COMPANY”)
NEW FINANCE DIRECTOR FOR DRDGOLD
DRDGOLD is pleased to announce the appointment of John Sayers as the company’s new Finance
Director (“FD”) and Chief Financial Officer (“CFO”) with effect from 5 September 2005. In the former capacity, he becomes an Executive Director of DRDGOLD.
Sayers (59) takes over the roles of FD and CFO from Ian Murray, who has served as the company’s
Finance Director since 2000. After ensuring a smooth handover to Sayers, Murray will focus on his role as DRDGOLD’s Corporate Development Officer, primarily in the Australasian region. He will continue to serve as an Executive Director of DRDGOLD.
Sayers brings to DRDGOLD almost 40 years of financial experience, most recently as Financial
Director of Nampak Limited (1996-2004) and, immediately prior to that, as Financial Director of Altron Limited (1989-1996).
His role in DRDGOLD will be to focus on further strengthening financial systems and preparing the
Group for proposed accounting changes, such as International Financial Reporting Standards, over the next few years.
Commenting on the appointment, DRDGOLD Chairman Paseka Ncholo said, “We are pleased to have secured the services of someone with John’s depth of experience and look forward to his contributing to DRDGOLD’s drive to stay ahead of the challenges facing the gold mining sector, particularly in a South African context.”
Johannesburg
25 August 2005
Queries:
South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 219 8707 (office)

+27 83 604 0820 (mobile)
James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)
North America
Investor and Media Relations
Barbara Cano, Breakstone & Ruth International
+1 646 452 2334 (office)
Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)
United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

Exhibit 99.3

For immediate release
498/05-jmd
‘Steady, post-restructuring recovery at SA operations’
7% INCREASE IN OPERATING PROFIT; COST INCREASES CONTAINED
Johannesburg, South Africa. 25 August 2005. DRDGOLD Limited (JSE: DRD; NASDAQ:
DROOY; ASX: DRD; POM SoX: DRD) today reported a 7% increase in Group cash operating profit to R157.1 million for the second half of FY05.
DRDGOLD CEO Mark Wellesley-Wood said that this result, together with a 3% increase year on year to R304.5 million, reflected both a steady recovery of the company’s South African operations from “radical, largely Rand-induced restructuring” and a comparatively sound performance overall from its Australian operations.
“While past events have taught us never to be sanguine, we have entered FY06 in much better shape – materially and psychologically – than we entered FY05,” he said.
Although the average US Dollar gold price received year on year was 8% higher at US$423 per ounce, the ravages of Rand strength were revealed in the average Rand gold price received in FY05 – more than 2% down at R84 690 per kilogram, Wellesley-Wood commented.
In the second half, the average US Dollar price received was almost 2% higher than in the first half at US$428 per ounce and, ‘fortuitously’, a moderate weakening in the Rand resulted in an increase of more than 2% in the average Rand gold price received to R85 771 per kilogram.
“This was still lower, however, than the average for FY04 of R86 788 per kilogram.”
While Group cash operating costs year on year were 9% higher at US$375 per ounce, the benefits of the African restructuring were apparent from the containment of the cash operating cost increase in the second half to little more than 1% compared with the first half,
Wellesley-Wood said.
“Were it not for a 23% increase in cash operating costs for the Australasian operations as a whole half-year on half-year, and the residual impact of the discontinued North West
Operations’ high costs, we would have done even better.”

Although net operating profit for the second half of FY05 was 34% higher at R41.2 million, an impairment of R127.4 million on DRDGOLD’s 45.33% investment in Emperor to A$0.28c per share was the major contributor to a R140.0 million pre-tax loss.
“We could have hoped, given the difficulties faced by our South African business during the year, that our Australasian interests had not come somewhat ‘off the boil’ in the second half.
“However, as the South African operations have been restored to rights, we have been able to redirect financial and human resources to Australasia, building our support systems there just when they are needed.
“Specifically, we have bolstered our Brisbane office with the re-location of Michael Marriott from South Africa as our Chief Operating Officer in Australasia, joining Divisional Director
Richard Johnson and Financial Manager André Labuschagne, and we have appointed
Sandra Spencer as Human Resources Manager. At Emperor’s Vatukoula Mine, Sean
O’Connor from South Africa has become General Manager as part of the finance and operating support package we announced recently.
The difference is being felt already,” Wellesley-Wood said.
Shareholders’ equity increased to R627.1 million in the second half of FY05 compared with
R428.1 million in the first half, and the current ratio from 0.84 to 1.45. Cash and cash equivalents increased from R143.1 million to R241.2 million.
Queries:
South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 219 8707 (office)
+27 83 604 0820 (mobile)
James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)
North America
Investor and Media Relations
Barbara Cano, Breakstone Group International
+1 646 452 2334 (office)
Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)
United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398
DRDGOLD is an intermediate unhedged gold producer with mines in South Africa as well as Australasia. The company’s production profile is split equally between its highly leveraged SA operations and its low cost, cash generative offshore mines.
DRDGOLD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London and Port Moresby stock exchanges and the Paris and Brussels
Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin
OTC Market.
For more information, please visit www.drdgold.com

FORWARD-LOOKING STATEMENTS
Some of the information in this press release may contain projections or other forward looking statements regarding future events or other financial performance, including forward-looking statements and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this release, the words "estimate", "project", "believe", anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.
Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals, changes in our competitive position, changes in business strategy, any major disruption in production at our key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2004, which we filed with the United States Securities and Exchange
Commission on 29 November 2004 on Form 20-F, as amended by the Form 20-F/A filed on 29 April 2005 and those detailed from time to time with the United States Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.